FORM OF SUPPLEMENT TO OFFER TO PURCHASE

                                                             EXHIBIT (a)(1)-A(i)

                        THE VERMONT TEDDY BEAR CO., INC.
                               6655 Shelburne Road
                                  P.O. Box 965
                            Shelburne, Vermont 05482

                   ------------------------------------------

                         SUPPLEMENT TO OFFER TO PURCHASE
                              DATED AUGUST 21, 2002

                          Up to 3,000,000 Shares of its
                     Common Stock, Par Value $.05 Per Share

                     At a Purchase Price of $3.50 Per Share

                                September 9, 2002

                   ------------------------------------------


Dear Shareholders:

         On August 21, 2002, we mailed you a document titled Offer to Purchase. This Supplement to the Offer sets forth important additional information related to the tender offer contemplated by the Offer to Purchase. The information in this Supplement amends and supplements the information contained in the Offer to Purchase.

         "Section 11. Selected Financial Information" is amended and supplemented by adding the following tables and language at the end of that section:

         The following table shows the pro forma effect the offer would have had on the financial condition and results of operations of the Company for the year ended June 30, 2001 and the nine months ended March 31, 2002, assuming the maximum number of shares of common stock had been purchased at $3.50 per share on July 1, 2000. If fewer than 3,000,000 shares are repurchased, it would have the effect of reducing borrowing under the Term Loan and related interest expense; it could result in the Company using less of its available cash and therefore having increased interest income; and it would have the effect of increasing the pro forma number of shares outstanding and reducing income per share. The pro forma calculations are also based on additional assumptions described in the footnotes of the table.

                                                          Pro Forma                         Pro Forma
                                                          Nine Months Ended                 Twelve Months Ended
                                                          March 31, 2002                    June 30, 2001
         Consolidated Statement of Income Data

         Revenues                                          27,836,123                       37,255,267
         Income before Income Taxes                         2,617,048(1)                     3,713,980(1)
         Net Income to Common Shareholders                  1,565,578(1)                     2,129,017(1)

         Ratio of Earnings to Fixed Charges                      3.97(2)                         4.35(2)

         Basic Income Per Share                                   0.41                           0.56
         Diluted Income Per Share                                 0.30                           0.39

         Basic Weighted Average Shares                     3,836,738(3)                     3,786,121(3)
         Outstanding

         Diluted Weighted Average Shares                   5,283,211(3)                     5,667,192(3)
         Outstanding

                                                            Pro Forma                        Pro Forma
                                                            March 31, 2002                  June 30, 2001
         Consolidated Balance Sheet Data
         Working Capital                                    3,824,357(4)                   2,894,658(4)
         Total Assets                                      18,644,330(4)                  16,720,433(4)
         Stockholders' Equity                               4,161,844(5)                   3,300,843(5)
         Book Value Per Share                                    0.72(6)                         .50(6)

         (1) Assumes increased interest expense of $112,050 for the nine months ended March 31, 2002 and $149,400 for the year ended June 30, 2001 resulting from borrowing of $3,000,000 under the Term Loan having a fixed rate of 4.98% (the current rate as of August 30, 2002), and increased interest expense of $6,338 for the nine months ended March 31, 2002 and $28,630 for the year ended June 30, 2001 from the Company's utilization of proceeds of the Revolving Line of Credit with an average outstanding balance of $210,232 during the nine months ended March 31, 2002 and $949,586 during the year ended June 30, 2001 at an interest rate of 4.02% (the current rate as of August 30, 2002). Also assumes a reduction of interest income of $162,014 for the nine months ended March 31, 2002 and $313,323 for the year ended June 30, 2001 due to the use of cash in the acquisition of the Company's common stock, and a decrease in the income tax provision of $99,670 for the nine months ended March 31, 2002 and $188,467 for the year ended June 30, 2001 related to these adjustments. The interest rates used in the pro forma calculations may vary from the actual interest rates of the loans, which will be determined at the time the financing occurs if the company selects a fixed interest rate option or during the term of the loan if the company selects a variable interest rate option. Increases in interest rates will have the effect of increasing interest expense and reducing earnings. Conversely, decreases in interest rates will have the effect of decreasing interest expense and increasing earnings. By way of example, an interest rate increase on the Term Loan of one percent (1%) would have the effect of increasing annual interest expense by $30,000, assuming borrowing of $3,000,000.If fewer than 3,000,000 shares are repurchased, it would have the effect of reducing borrowing under the Term Loan and related interest expense, and if the Company also uses less cash, it would have the effect of increasing interest income.

         (2) Assumes pro forma income before income taxes of $2,617,048 for the nine months ended March 31, 2002 and $3,713,980 for the year ended June 30, 2001 and fixed charges of $882,143 for the nine months ended March 31, 2002 and $1,109,686 for the year ended June 30, 2001, consisting of interest expense of $541,417 for the nine months ended March 31, 2002 and $752,739 for the year ended June 30, 2001, of amortized capitalized expenses related to indebtedness of $52,445 for the nine months ended March 31, 2002 and $52,154 for the year ended June 30, 2001, and estimated interest within rental expense of $288,281 for the nine months ended March 31, 2002 and $304,793 for the year ended June 30, 2001.

         (3) The weighted average shares outstanding has been adjusted assuming the acquisition of 3,000,000 shares of common stock on July 1, 2000.

         (4) Assumes Term Loan financing of $3,000,000 at an interest rate of 4.98% (the current rate as of August 30, 2002), the cost to purchase 3,000,000 shares of common stock pursuant to the Offer to Purchase at $3.50 per share, or $10,500,000, transaction costs of $250,000, interest expenses on the Term Loan of $112,050 for the nine months ended March 31, 2002 and $149,400 for the year ended June 30, 2001, interest expenses on the Revolving Line of Credit of $6,338 for the nine months ended March 31, 2002 and $28,630 for the year ended June 30, 2001, reduced interest income of $162,014 for the nine months ended March 31, 2002 and $313,323 for the year ended June 30, 2001 on decreased cash, and a reduction of income tax payable of $99,670 for the nine months ended March 31, 2002 and $188,467 for the year ended June 30, 2001.

         (5) Assumes the company acquired 3,000,000 shares of common stock as of July 1, 2000 at $3.50 per share at a cost of $10,750,000 which includes an estimated $250,000 in transaction costs, the effect of additional interest expenses, the effect of reduced interest income, and the resulting reduction in income tax expenses for the nine months ended March 31, 2002 and the year ended June 30, 2001 and as more fully described in footnotes (1) and (4).

         (6) The pro forma book value per common share was computed assuming stockholders' equity balance of $4,161,844 at March 31, 2002 and $3,300,843 at June 30, 2001, reduced for the cost to liquidate Preferred Stock of $1,400,268 for the nine months ended March 31, 2002 and $1,387,137 for the year ended June 30, 2001, divided by the 3,841,151 common shares as of March 31, 2002 and 3,831,226 common shares as of June 30, 2001 outstanding after the acquisition of 3,000,000 shares.

         The following table shows the effect the transaction would have had on the Company's assets, liabilities and stockholders' equity as of March 31, 2002, assuming the maximum number of shares were purchased at $3.50 per share on that date. If fewer than 3,000,000 shares are repurchased, it would have the effect of reducing borrowing and transaction costs, and would result in the Company using less of its available cash for the purchase.

         Consolidated Balance Sheet Data

                                                        As Reported              Pro Forma        Pro Forma
                                                        March 31, 2002           Adjustments      March 31, 2002

         Total Assets                                   27,166,085               3,000,000 (1)     19,416,085
                                                                               (10,500,000)(2)
                                                                                  (250,000)(2)

         Total Liabilities                              11,166,891               3,000,000 (1)     14,166,891

         Series C Convertible Redeemable
         Preferred Stock                                   603,732                                    603,732

         Stockholders' Equity:
         Preferred stock, $.05 par value:                1,314,000                                  1,314,000
         Common stock, $.05 par value:                     343,209                                    343,209
         Additional paid-in capital                     11,676,794                                 11,676,794
         Treasury stock at cost                           (117,500)            (10,500,000)(2)    (10,867,500)
                                                                                  (250,000)(2)
         Retained Earnings                               2,178,959                                  2,178,959
                                                       -----------                                  ---------
         Total Stockholders' Equity                     15,395,462                                  4,645,462

         (1) Assumes borrowing of $3,000,000 on March 31, 2002 under the Term Loan having a fixed rate of 4.98% (rate as of 8/30/02) to purchase the Company's common stock.

         (2) Assumes the Company acquired 3,000,000 shares of common stock as of March 31, 2002 at $3.50 per share at a cost of $10,750,000 which includes an estimated $250,000 in transaction costs.

         Additional copies of this Supplement or the original Offer to Purchase, the Letter of Transmittal to be used by holders of common shares of the Company, or other tender offer materials may be obtained from the Information Agent, D.F. King & Co., Inc., at 77 Water Street, New York, NY 10005, Tel. (212) 269-5550, and will be furnished at the Company's expense. Copies of the Letters of Transmittal For Use by Holders of Series C Preferred Shares and for Use by Holders of Options to Purchase Shares of the Company's Common Stock may be obtained from the Company at The Vermont Teddy Bear Co., Inc., 6655 Shelburne Road, P.O. Box 965, Shelburne, Vermont 05482, Attention: Courtney Griesser, Tel.
(802) 985-1309.

         The Company also has filed with the SEC amendments to the Schedule TO which includes certain additional information relating to the offer. The Schedule TO as amended and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Such information may also be accessed electronically by means of the SEC's web page on the Internet (http://www.sec.gov).



September 9, 2002                              THE VERMONT TEDDY BEAR CO., INC.